January 10, 2020

Alex Ioffe
Chief Financial Officer
Virtu Financial, Inc.
One Liberty Plaza
165 Broadway
New York, NY 10006

       Re: Form 10-K for the Year Ended December 31, 2018
           File No. 001-37352

Dear Mr. Ioffe:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance